September 17, 2010
VIA EDGAR AND FEDEX
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Promotora de Informaciones, S.A.
Amendment No. 1 to Form F-4
Filed on August 19, 2010
File No. 333-166653
Dear Mr. Spirgel:
          On behalf of Promotora de Informaciones, S.A. (“Prisa”) and Liberty Acquisition Holdings Corp. (“Liberty”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated August 31, 2010, with respect to the above-captioned Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form F-4 (the “Registration Statement”). With this letter, Prisa is filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Additionally, as requested, Liberty is filing via EDGAR a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”).
          Supplementally, Prisa and Liberty are delivering to John Zitco of the Division of Corporation Finance five copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes since the filing of Amendment No. 1 on August 19, 2010. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2 and the Preliminary Proxy.
          For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
General
1.	Because many of the comments below request disclosure relating to the basis of actions taken by the board of Liberty Acquisition Holdings Corp. (“Liberty”), we request that Liberty file a preliminary proxy with the next amendment and sign any response letter provided. In responding to our comments, we request that Liberty provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As noted in our letter of June 4, 2010, Promotora may provide such representations in the event it requests acceleration of the effective date of the pending registration statement.

Response: Liberty acknowledges the Staff’s comment and, as noted above, has filed the Preliminary Proxy and has signed this response letter. Liberty supplementally advises the Staff that it will be a party to the letter requesting acceleration of effectiveness of the Registration Statement, which letter will contain the representations listed above.

2.	We cannot agree with the response provided to comment one from our letter dated June 4, 2010. Because the transaction has been conditioned upon the approval of warrant holders, such condition effectively eliminates common stockholder approval of the transaction which, as noted in our previous letter, is a provision that may be eliminated only by a vote of Liberty’s board and the vote of at least 80% of its outstanding voting (common) stock. We again note the following disclosure contained in Liberty’s IPO prospectus:
“The requirement that we seek stockholder approval before effecting our initial business combination therefore may be eliminated only by a vote of our board and the vote of at least 80% of the voting power of our outstanding voting stock. Our sponsors have agreed not to request that the board consider such a proposal to eliminate or amend this provision.”

(page 18 of Liberty’s IPO prospectus)
Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty continues to believe that the conditioning of the business combination upon the approval by warrantholders of the warrant amendment proposal is not inconsistent with the disclosure contained in Liberty’s IPO prospectus, for the reasons set forth in the response letter dated August 19, 2010. In response to the Staff’s comment, however, Liberty has revised the disclosure on pages ix and 62 of Amendment No. 2 to disclose potential consequences of the failure to describe such condition in the IPO prospectus. Liberty has also added a new risk factor on page 48 of Amendment No. 2 relating to potential liabilities as a result of any inconsistencies between the disclosure in Liberty’s IPO prospectus.

3.	We note your response to comment two from our letter dated June 4, 2010 that the disclosure relating to Liberty’s, Liberty’s sponsors’ and/or their respective affiliates’ intent to “preclude” Liberty’s common shareholders from voting against the business combination has been removed “in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature...available to all of Liberty’s public stockholders.”

However, your revised disclosure suggests that such amendments continue to be aimed at the same result:
“Liberty and Prisa expect that the availability of the cash alternative will significantly reduce, or eliminate, the number of Liberty common stockholders who elect to exercise their redemption rights and vote against the transaction, thus increasing the likelihood that the business combination will be approved.”
As noted previously, the approval by Liberty’s common shareholders of any proposed business combination appears to be a fundamental aspect of Liberty’s IPO Prospectus and the business model proposed therein. The IPO Prospectus did not disclose that, after raising funds through a public offering, Liberty, Liberty’s sponsors and/or their respective affiliates would take any action to “preclude” a vote by its common shareholders in order to consummate a transaction.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty supplementally advises the Staff that although Liberty and Prisa expect that Liberty common stockholders who would otherwise elect to exercise their redemption rights will instead elect to receive the cash alternative in the business combination, the availability of the cash alternative in no way removes the redemption rights available to Liberty’s common stockholders or precludes the exercise of those rights. Accordingly, Liberty does not believe that making the cash alternative available to Liberty stockholders in the proposed business combination, whereby stockholders can elect to receive cash in a greater amount than they would receive if they exercise redemption rights, is inconsistent with the disclosure contained in Liberty’s IPO prospectus or the business model proposed therein. In response to the Staff’s comment, however, Liberty has revised the disclosure on page xi of Amendment No. 2 to disclose potential consequences of the availability of the cash alternative and added the new risk factor on page 48 of Amendment No. 2, referred to in the response to Comment No. 2, above.

4.	We cannot agree with the response provided to comment three from our letter dated June 4, 2010. Our prior comment was directed at the disclosure and provisions contained in Liberty’s IPO prospectus and Articles of Incorporation relating to Liberty’s Sponsors’ co-investment obligations and which the company explicitly disclosed were not possible to be amended, altered, or repealed without the approval by 80% of Liberty’s common shareholders.

Please revise the disclosure in your proxy statement/prospectus to explain the facts and circumstances, including how the waiver of the co-investment obligations reduces “the potential dilution to Prisa’s stockholders upon the consummation of the business combination” and how Liberty’s board considered that the exercise of the co-investment “would have further diluted the benefits of the proposed Prisa business combination to the public stockholders of Liberty.” Further, include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty has revised the disclosure on page xxii of Amendment No. 2 to explain the dilution that would result from the issuance of the co-investment units, and to disclose potential consequences of the waiver of the co-investment obligations and added a new risk factor on page 48 of Amendment No. 2, referred to in the response to Comment No. 2, above. Liberty supplementally calls to the attention of the Staff, however, its belief, for the reasons set forth in the response letter dated August 19, 2010, that Liberty’s restated certificate of incorporation does not require the co-investment, and therefore Liberty has not added any disclosure regarding the ability to amend, alter or repeal Liberty’s restated certificate of incorporation.

5.	We cannot agree with the response provided to comment four from our letter dated June 4, 2010. The cash payment to Liberty’s warrant holders is an effective precondition to consummation since the company structured a transaction conditioned upon the approval of warrant holders, as noted above. It does not appear that such a precondition was disclosed in Liberty’s IPO prospectus.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty continues to believe that the conditioning of the business combination upon the approval by Liberty’s warrantholders of an amendment to the Liberty warrant agreement providing for, among other things, cash payments to warrantholders is not inconsistent with the disclosure contained in Liberty’s IPO prospectus, for the reasons set forth in the response letter dated August 19, 2010. Liberty also notes that the cash payment to Liberty’s warrantholders was negotiated with Prisa in an arm’s-length transaction. In response to the Staff’s comment, however, Liberty has revised the disclosure on pages ix and 62 of Amendment No. 2 to disclose potential consequences of the failure to describe such condition in the IPO prospectus, and added a new risk factor on page 48 of Amendment No. 2, referred to in the response to Comment No. 2, above.

6.	We cannot agree with the response provided to comment five from our letter dated June 4, 2010. Our prior comment was directed at the disclosure contained in Liberty’s IPO prospectus, which directly stated that each of Liberty’s founders agreed not to sell, assign or otherwise transfer, directly or indirectly, any of its founders’ units, founders’ common stock or founders’ warrants (including the common stock to be issued upon exercise of the founders’ warrants) until one year from the date of the consummation of a business combination.

The transaction negotiated by Liberty’s board and proposed to Liberty’s common shareholders has eliminated such transfer restrictions. We note your response that “Liberty believes that a reasonable investor would read the lock-up description in the IPO prospectus consistent” with the understanding that the lock-up arrangements described in the IPO prospectus were not intended to preclude the founders from participating in an exchange of securities as part of a business combination (similar to the treatment of shares in a merger transaction).” Expand your disclosure to include all the factors Liberty considered in reaching this conclusion, including the percentage holding affected by the transfer restriction and subsequent elimination of such restriction and addressing the business reasons for why transfer restrictions are generally agreed upon and used in SPAC IPOs, among other transactions.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty has revised the disclosure on pages xxii to xxiii of Amendment No. 2 to expand the disclosure of the waiver of the lock-up arrangements described in the IPO prospectus, and to disclose potential consequences of the failure to describe such condition in the IPO prospectus, and added a new risk factor on page 48 of Amendment No. 2, referred to in the response to Comment No. 2, above.

7.	We cannot agree with the response provided to comment six from our letter dated June 4, 2010. As you note, the terms of the amended transaction continue to provide for Prisa’s existing controlling shareholder group to retain its control of the company. Moreover, as disclosed in your revised registration statement, the transaction negotiated by Liberty’s board and proposed to Liberty’s common shareholders does not ensure that Liberty will acquire greater than 50% of Prisa’s outstanding equity interests, depending upon the number of shares of Liberty common stock validly redeemed in connection with the business combination or electing the $10.00 per share cash alternative.

As a result, the transaction negotiated by Liberty’s board and proposed to Liberty’s common shareholders still does not appear to be consistent with the disclosure on page 4 of Liberty’s IPO prospectus, which states that Liberty will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty supplementally advises the Staff that the referenced language in the IPO prospectus relating to Liberty being the controlling shareholder of the target company was intended to convey that Liberty itself would not become a minority owner of an operating business, not that Liberty’s stockholders would not acquire a minority interest in an operating business upon consummation of a business combination. In fact, it was prominently disclosed on page 33 of Liberty’s IPO prospectus that “[i]f we issue capital stock or redeemable debt securities to complete a business combination, your equity interest in us could be reduced or there may be a change of control” (and similar disclosure was contained on page 54 of the IPO prospectus). It was not stated or implied in the Prospectus that Liberty’s shareholders would not be minority owners of Liberty after completion of a business combination — on the contrary, on page 33 of the IPO prospectus it was explicitly stated that Liberty’s public stockholders could become minority stockholders of the combined entity.

In addition, on a fully-diluted basis (assuming conversion of all Prisa Class B convertible non-voting shares into Prisa Class A ordinary shares and assuming that the Prisa warrant issuance described in the Registration Statement is effected), the Prisa shares to be issued to Liberty’s stockholders and warrantholders are expected to constitute at least 51.6% of the outstanding capital stock of Prisa immediately following the consummation of the business combination. Therefore, Liberty believes that the proposed business combination with Prisa is not inconsistent with the disclosure in Liberty’s IPO prospectus.

8.	We cannot agree with the response provided to comment seven from our letter dated June 4, 2010. Liberty’s existing articles explicitly state that they are to terminate only upon the consummation of any Business Combination (as defined therein), not as a part of a course towards consummating a Business Combination. Moreover, as noted previously, the proposed articles of Liberty Virginia are not the same as Liberty’s existing articles, and both remove and add different provisions. Again as previously noted, any changes to Liberty’s existing articles prior to the consummation of a business consummation require the approval of 80% of Liberty’s common shareholders.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty’s board pursuing the course of action described above, including all potential liabilities.

Response: Liberty advises the Staff that Liberty’s existing restated certificate of incorporation does not require the approval of 80% of Liberty’s common stockholders to effect any changes thereto prior to the consummation of a business combination. Rather, pursuant to paragraph B of Article Fourth and the first paragraph of Article Fifth of the restated certificate of incorporation, such 80% approval is required to amend, alter, repeal or adopt any provision inconsistent with such paragraph B or Article Fifth. Such supermajority voting requirements do not purport to apply to a merger by Liberty, such as the reincorporation merger, notwithstanding that the charter of the surviving corporation in the merger is not identical to the restated certificate of incorporation of Liberty. Thus, Liberty believes that the 80% supermajority vote requirements contained in Liberty’s restated certificate of incorporation do not apply to the reincorporation merger. Liberty and Prisa have attached, as Annex M to the proxy statement/prospectus included in the Registration Statement, a form of opinion of Delaware counsel to Liberty, which opinion is to be issued prior to the effectiveness of the Registration Statement, to that effect. Liberty also notes that the amended and restated articles of incorporation of Liberty Virginia to be in effect upon the consummation of the reincorporation merger contain supermajority voting provisions equivalent to the supermajority voting provisions in Articles Fourth and Fifth of Liberty’s restated certificate of incorporation requiring supermajority to amend, alter, repeal or adopt any provision inconsistent therewith.

9.	We cannot agree with the response provided to comment eight from our letter dated June 4, 2010. None of the no-action letters you cite address the particular circumstances under consideration and the disclosure in your registration statement appears to contradict the assertion contained in your response letter that the reincorporation merger is not in order to fulfill the conditions of the merger agreement. As you state on page 82, the parties structured the transaction to include the reincorporation merger because a direct merger between Prisa and Liberty “would have resulted in economic consequences unacceptable to the parties.” As a result, the reincorporation does not appear to be simply for the purpose of changing Liberty’s state of incorporation from Delaware to Virginia.

Moreover, as you assert in your response to comment seven that the articles of Liberty Virginia include provisions equivalent to those contained in Article Fifth of the Liberty Charter, your registration statement makes clear that you have no intention of requiring the co-investment obligation explicitly contained in Article 5 of the articles of Liberty Virginia. As a result, the effect of asking Liberty shareholders to accept securities of a Liberty Virginia when there is no intent to comply with the articles of Liberty Virginia is unclear.

Please provide us with a detailed legal analysis with respect to why your proposed issuance of common stock pursuant to the reincorporation proposal does not require registration under the Securities Act of 1933.

Response: Liberty supplementally advises the Staff that, as noted in the response to comment no. 10 below, Liberty has separated the approval of the reincorporation merger from the approval of the business combination. As indicated throughout the discussion of the new “reincorporation proposal,” including on pages viii and 64 of Amendment No. 2, the reincorporation merger is the first step of the overall business combination, and is a necessary, integral component of the business combination because the Delaware General Corporation Law does not permit a statutory share exchange, and the applicable Spanish corporate law does not provide for triangular mergers. Liberty and Prisa have revised the disclosure on page 91 of Amendment No. 2 to remove the language cited by the Staff regarding a direct merger having unacceptable economic consequences, and replaced it, on page 64 of Amendment No. 2, with language noting that a direct merger (which would have been the only structure available under Delaware law) would have been less efficient from a tax perspective than a share exchange. While the increased share exchange does result in a more efficient tax structure, this benefit does not change the fact that the reincorporation merger is being effected in order to consummate the overall business combination. Liberty notes that reincorporations typically are not undertaken solely for the purpose of changing the subject company’s state of incorporation, but rather due to some other perceived benefit(s) arising from the reincorporation, such as lower state franchise taxes or more favorable statutory protective provisions for officers and directors. Accordingly, for the reasons set forth in the response letter dated August 19, 2010, Liberty and Prisa continue to believe that the proposed issuance of Liberty Virginia common stock pursuant to the reincorporation merger does not require registration under the Securities Act of 1933, pursuant to Rule 145 promulgated under the Securities Act of 1933.

In addition, as noted in the response to comment no. 8 above, Liberty and Prisa have included, as Annex M to the proxy statement/prospectus included in the Registration Statement, a form of opinion of Delaware counsel, which opinion is to be issued prior to the effectiveness of the Registration Statement, to the effect that the 80% voting requirements contained in Liberty’s restated certificate of incorporation do not apply to the reincorporation merger (or the resulting changes in the surviving corporation’s charter). Liberty does not believe that there is any intent to not comply with the articles of incorporation of Liberty Virginia, which contain the same reference to the “Co-Investment” in the definition of a “Business Combination” as contained in Liberty’s restated certificate of incorporation. Neither the current charter of Liberty nor the charter of Liberty Virginia to be effective upon consummation of the reincorporation merger requires the co-investment to be completed; rather, any proceeds of the co-investment, if completed, would be taken into account in determining if a particular transaction satisfies the definition of “Business Combination.”

10.	We cannot agree with the response provided to comment ten from our letter dated June 4, 2010. As noted throughout this letter, we continue to believe that there are numerous aspects of the proposed business combination that require the separate approval by Liberty common shareholders and the effect of asking Liberty shareholders to accept securities of a Liberty Virginia when there is no intent to comply with the articles of Liberty Virginia is unclear. Please specifically identify the individual proposals that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A.

Response: In response to the Staff’s comment, Liberty has separated the approval of the reincorporation merger from the approval of the business combination, such that the proxy statement now contains a standalone “reincorporation proposal,” beginning on page 64 of Amendment No. 2 (with corresponding changes throughout Amendment No. 2). As noted in the response to Comment No. 8 above, and the form of opinion of

Delaware counsel to Liberty attached as Annex M to the proxy statement/prospectus included in the Registration Statement, which opinion is to be issued prior to the effectiveness of the Registration Statement, the amended and restated articles of incorporation of Liberty Virginia are substantially the same as the existing restated certificate of incorporation of Liberty. Accordingly, Liberty does not believe that any other aspects of the reincorporation merger or the change in Liberty’s organic documents arising therefrom require separate approval by Liberty’s stockholders.

11.	We note your response to comment 12 from our letter dated June 4, 2010 and the disclosure contained in your prospectus that Prisa has yet to call a general shareholders’ meeting in order to approve the capital increase in-kind required to issue the shares you are attempting to register and the amendment of its organizational documents to permit the capital increase in-kind.

Please provide a detailed legal analysis relating to your ability to register securities that are not currently in existence and the company is not legally able to issue.

Response: Prisa respectfully advises the Staff that, when issued at the completion of the business combination, the Prisa shares, the offering of which is being registered on the Registration Statement, will exist and have been legally issued. As described in the Registration Statement, it is a condition precedent to the business combination that Prisa hold a meeting of its shareholders for the purpose of approving the capital increases and therefore authorizing the shares to be issued, both being required to effectuate the business combination. Therefore, although such shares would not be in existence at the time of the effectiveness of the Registration Statement, the Prisa shares to be issued will exist and have been legally issued at the time of the share exchange when issued. In the event that the required increases in capital are not approved as required under Spanish law, the business combination could not proceed and no shares would be issued.

Prisa respectfully submits that the requirement that Prisa shareholders approve the required increases in share capital is analogous to situations where an acquiror registrant does not, at the time it enters into a transaction agreement, have a sufficient number of authorized securities to complete an agreed merger, share purchase, business combination or other similar transaction, and so must obtain shareholder approval to increase its authorized share capital through a charter amendment in order to complete the transaction and legally issue the registered shares. An example can be found in the registration statement of FirstEnergy Corp. (Reg. Stmt. No. 333-165640, declared effective July 16, 2010) which registered the shares to be issued as merger consideration to holders of Allegheny Energy, Inc. As described in FirstEnergy’s registration statement, among the purposes of the special meeting of FirstEnergy shareholders was to “consider and vote on the proposal to adopt the amendment to FirstEnergy’s amended articles of incorporation, to increase the number of shares of authorized common stock from 375,000,000 to 490,000,000.” FirstEnergy included the proposal to “increase the number of authorized shares of common stock under its amended articles of incorporation . . . in order to have a sufficient number of shares available for issuance and exchange to holders of Allegheny Energy common stock in connection with the merger and to ensure that an adequate supply of authorized unissued shares is available for future general corporate needs” (emphasis added). Another of numerous similar examples is the merger of Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc. (Reg. No. 333-144845, declared effective October 4, 2007), in which Sirius proposed “to increase the number of authorized shares of SIRIUS common stock to give it sufficient authorized shares to complete the merger.”

In a transaction structured similarly to the business combination between Prisa and Liberty, Banco Santander, S.A., a registrant organized under the laws of Spain, proposed to issue shares in a share exchange transaction for the shares of a U.S. company. The increase in the share capital of Banco Santander necessary to provide for a sufficient number of shares to effectuate the transaction occurred after the time of effectiveness of the registration statement registering such shares. (See Reg. Stmt. No. 333-155413), which was declared effective on December 12, 2008. The extraordinary meeting of Banco Santander shareholders to approve the required increase in capital was held on January 26, 2009. The Banco Santander transaction used the same mechanism and relative timing that Prisa plans to follow, as described in the Registration Statement. As provided for in the business combination agreement between Prisa and Liberty, Prisa expects to hold an extraordinary meeting of shareholders to approve the required capital increases and amendments to its bylaws (estatutos sociales) on the business day following the date of the Liberty special meetings of stockholders and warrantholders, which Liberty agreed to hold as soon as reasonably practicable following the effectiveness of the Registration Statement. This timing is substantively similar in all material respects to the previously cited examples wherein, in each case, the Staff declared effective a registration statement for the offering of shares which could not be legally issued absent the approval of the shareholders of the registrant subsequent to the time of effectiveness of the registration statement.

Prisa also supplementally advises the Staff that as required by Item 601(b)(5) of Regulation S-K, prior to the effectiveness of the Registration Statement, Cortés Abogados, Spanish legal counsel to Prisa, will have issued its legal opinion, the form of which has been included as Exhibit 5.1 to the Registration Statement, as to the legality of the Prisa securities being delivered in the business combination, to the effect that, when issued in accordance with the preconditions set forth in the opinion, the shares will be legally issued.
Letter to Stockholders
12.	To balance the statement that a shareholder “will only receive this consideration if the business combination is completed,” please revise the first paragraph of this document to clarify the amount shareholders will receive if the parties do not consummate the transaction.

Response: In response to the Staff’s comment, Liberty has revised the “Letter to Stockholders and Warrantholders” accompanying its Proxy Statement included in the Registration Statement to clarify the amount stockholders are expected to receive if the parties do not consummate the transaction. Please refer to the first paragraph of such letter which reflects this revision.
Notice of Special Meeting
13.	To balance the statement that a shareholder “will only receive this consideration if the business combination is completed,” please revise the first numbered paragraph of this document to clarify the amount shareholders will receive if the parties do not consummate the transaction.

Response: In response to the Staff’s comment, Liberty has revised the “Notice of Special Meeting” accompanying its Proxy Statement included in the Registration Statement to clarify the amount stockholders are expected to receive if the parties do not consummate the transaction. Please refer to the first numbered paragraph of such notice which reflects this revision.
Questions and Answers About the Business Combination Agreement and Warrant Agreement Amendment..., page viii
Q:	What are the terms of the Prisa Class B convertible non-voting shares..., page xii

14.	We note your response to comment 16 from our letter dated June 4, 2010 and the revised disclosure throughout your prospectus. In order to clarify the nature of the consideration to be offered to Liberty shareholders, please revise to disclose in plain English immediately following every mention of the €0.175 annual dividend throughout your prospectus that no payments would have been made in 2008 or 2009, the automatic 42 month conversion feature, and whether any accumulated but unpaid dividend owed to such Series B shareholders will be paid in the event of automatic conversion.

Response: In response to the Staff’s comment, the disclosure on pages xiii to xiv, 43 to 44, 119 to 120 and 290 to 291 has been revised, including to clarify the sources from which the full minimum dividend on the Prisa Class B convertible non-voting shares would have been paid for 2008 and 2009.

Q:	What happens if holders of more than 80 million..., page xviii

15.	We note the statement that Liberty sponsors have indicated they will not elect to receive the cash alternative with respect to any shares of Liberty common stock they hold. Please advise as to the basis of such statement, and supply any written agreements to such effect.

Response: Liberty’s sponsors have entered into a letter agreement with Liberty dated as of September 14, 2010 that provides that each of the sponsors will not elect to exercise any right that it may have to receive the cash alternative with respect to any shares of Liberty common stock that it holds. The letter agreement has been included as Exhibit 99.19 to Amendment No. 2.

Q:	What happens if the business combination agreement is terminated..., page xx

16.	We note your response to comment 16 from our letter dated June 4, 2010 and the revised disclosure on page xx. Please revise such disclosure to specify the nature and value of any known third party claims and/or income taxes payable, including but not limited to billed and unbilled fees owed to Liberty’s counsel and its independent registered public accounting firm which, as we note on page 49, have not agreed to waive any claims against the trust.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page xxi to specify the nature and value of any known third party claims and/or income taxes payable, including but not limited to billed and unbilled fees owed to Liberty’s independent registered public accounting firm. Liberty further advises the Staff that its counsel have agreed to waive claims against the trust account and has therefore deleted the reference to its counsel on page 50 of Amendment No. 2.
Reasons for the Business Combination, page three
Liberty’s Reasons for the Business Combination, page three
17.	We note your response to comment 19 from our letter dated June 4, 2010 and the revised disclosure on pages three to four. Please revise such disclosure to clarify how Liberty’s board considered the issues presented by Prisa’s need to refinance its existing debt and specify the amount to be refinanced. Additionally, in all relevant locations throughout your prospectus, please revise to clarify how Liberty’s board considered that, while restructuring Prisa’s debt is a precondition to closing the proposed transaction (as you disclose on page three), closing the business combination is a precondition to effecting the refinancing (as you disclose on page 213).

Response: In response to the Staff’s comment, Liberty has revised the disclosure on pages 3 to 4 and 80 to 81 to (i) clarify how its board considered the issues presented by Prisa’s need to refinance its existing debt, (ii) specify the amount of Prisa’s debt to be refinanced and (iii) clarify how its board considered that, while restructuring Prisa’s debt is a precondition to closing the proposed transaction, closing the business combination is a precondition to effecting the refinancing.
Conditions to Completion of the Business Combination, page six
18.	We note your disclosure on pages eight and 10 which appears to suggest that Liberty’s sponsors have disposed of approximately 137,500 warrants since their acquisition. Please advise.

Response: Liberty supplementally advises the Staff that the sponsors have not disposed of any of their Liberty warrants since their acquisition. The difference in the number of warrants represents warrants held by the three Liberty founders other than the sponsors, which warrants are not subject to the sponsor surrender agreement. Liberty has revised the disclosure on pages 8, 9, 98, 105 and 108 to clarify this point.

Related Agreements and Transactions, page nine
19.	We note your discussion of the sponsor surrender agreement. Please revise to disclose the amount of Liberty common stock each Liberty sponsor would continue to hold in the event of each of the different outlined scenarios.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 10 to disclose the amount of Liberty common stock each Liberty sponsor would continue to hold in the event of each of the different outlined scenarios.

20.	Please revise your disclosure to include reference to Liberty’s $2 million cash payment to HSBC at the closing of the business combination, as referenced on page 84. Disclose the negotiation history of such agreement and whether it was discussed before HSBC agreed to delay the deadline for restructuring the amounts Prisa owes to it, as referenced in the sections “Prisa Bridge Loan Agreement” (p. 210) and “Refinancing Master Agreement” (p. 213). Disclose the aggregate amount owed to HSBC by Prisa. Please furnish such agreement as an exhibit or advise to its location as a currently filed exhibit.

Response: The disclosure on page 10 has been revised in response to the Staff’s comment, including to clarify that the referenced $2 million payment is provided for in a preferred stock purchase agreement entered into between Liberty and HSBC. That agreement is set forth in the Preferred Stock Purchase Agreement between Liberty and HSBC, dated August 13, 2010 (a copy of which is included as Exhibit 99.16 to Amendment No. 2).
Risk Factors, page 33
“Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature.” Page 37
21.	We note your response to comment 26 from our letter dated June 4, 2010 and the revised disclosure on page 37. Please revise this risk factor to disclose the percentage of proceeds that each line of business represents.

Response: In response to the Staff’s comment, the disclosure located on page 37 has been revised to include the following:

Advertising revenues represent a significant portion of Prisa’s revenue (28% of Prisa’s total revenues as of December 31, 2009 and 31% of total revenues as of June 30, 2010). According to July 2010 Zenith Optimedia estimates, advertising expenditure in Spain is expected to decline by 1.7% in 2010 and to grow by 3.6% and 7.8% in 2011 and 2012, respectively, which represents a 3.2% compound annual rate for 2010-2012. This same source estimates that advertising expenditure in television in Portugal will grow by 4.1%, 5.0% and 9.1% in 2010, 2011 and 2012, respectively and advertising expenditure in radio in Latin America will grow by 7.7%, 7.7% and 6.9% in 2010, 2011 and 2012, respectively.

According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2009-2013 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at a 12.5% compound annual rate. However, daily newspaper unit paid circulation in Spain is expected to decline by 0.4% compound annual rate.

Sales of books and training represented 19% of Prisa’s total revenues as of December 31, 2009 and as of June 30, 2010. Regarding the total spending in the print educational book market, the report shows that Spain is the only country in Western Europe expected to grow in this period 2009-2013 (+1.3%). In Latin America, the report expects a 0.8% compound annual rate over the same period.

Revenue from subscribers represented 31% of Prisa’s total revenues as of December 31, 2009 and 30% of total revenues as of June 30, 2010. In relation to the pay television subscription market, the report states that the strong competition in the sector has cut into subscription TV household growth during the past three years in the EMEA (Europe, Middle East and Africa) region. Also the deteriorating economic environment is expected to further cut into subscription household growth, with a slower take-up rate for new subscriptions and cutbacks in premium services, pay-per-view and video-on-demand. In 2010, the growth in subscription TV household in the EMEA region is expected to reach 1.9%. As economic conditions improve, the report expects a 4.2% increase in 2011 and more than a 5% increase during 2012-2013 in this region.
“Liberty expects to incur significant costs ...”, page 44
22.	We reissue comment 27 from our letter dated June 4, 2010. Please revise your risk factor discussion to specify such transaction costs and disclose the current amount of expenses individually and in the aggregate.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 44 to specify such transaction costs and disclose the current amount of expenses individually and in the aggregate.
“The failure of Prisa’s controlling shareholder group... ”, page 45
23.	Please revise this risk factor to disclose all material risks presented by the possibility of the change of control you describe; at present, you only provide an example.

Response: In response to the Staff’s comment, the referenced risk factor has been revised on page 45 to clarify that the risk factor addresses the two identified DTS shareholder agreements.
“If third parties bring claims against Liberty . . .”, page 49
24.	Please revise to disclose the amount due to each vendor that has not executed a waiver, billed and unbilled.

Response: The disclosure on page 50 has been revised in response to the Staff’s comment.

Background of the Business Combination, page 63
25.	We reissue comment 31 from our letter dated June 4, 2010. We note the multiple references to various presentations related to the proposed business combination provided to Liberty and Prisa in this section. Please furnish such reports, opinions or appraisals as exhibits to the Form S-4, as required by Item 4(b) of Form F-4, or supply them supplementally with detailed analyses as to why each document is not covered by the requirement.

Response: Liberty supplementally advises the Staff that it did not receive any reports, opinions or appraisals within the meaning of Item 1015(a) of Regulation M-A. Rather, the presentations referenced in the Preliminary Proxy consisted in large part of summaries of proposed terms of the business combination and of publicly available information regarding Prisa. In response to the Staff’s comment, Liberty has revised the disclosure on pages 75, 76, 77 and 78 to describe the nature of the information contained in the referenced presentations, and to clarify that such presentations did not constitute reports, opinions or appraisals. Liberty also brings to the Staff’s attention that three of the four presentations, dated February 24, 2010, April 19, 2010 and May 7, 2010, reflect the terms of earlier versions of the business combination, and are not relevant to the revised transaction terms as set forth in the amended and restated business combination agreement. Copies of the written presentations prepared by Tegris Advisors, Liberty’s financial advisor, are being supplementally provided to the Staff under separate cover concurrently with this letter, and Liberty is requesting confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83. Liberty additionally respectfully requests that the presentations be treated as supplemental information under Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and be returned by the Staff upon completion of its review.

26.	Please revise your disclosure to specify the input received from Liberty stockholders and warrant holders referenced in the second paragraph on page 68.

Response: The disclosure located at page 77 has been revised in response to the Staff’s comment.
Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors, page 70
27.	We note your response to comment 33 from our letter dated June 4, 2010 and the revised disclosure on page 70. Please revise to disclose why Liberty’s board considered it appropriate not to take into account the results of Prisa’s proposed debt restructuring when valuing Prisa at $8 billion in light of uncertainty of such restructuring.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 80 to disclose why Liberty’s board considered it appropriate not to take into account the results of Prisa’s proposed debt restructuring when valuing Prisa’s proposed debt restructuring.

28.	We note the added disclosure on page 71 that Liberty’s board believes that the business combination with Prisa is preferable to any other transaction available to Liberty. Please revise to disclose whether there are any others that exist.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 81 to clarify that its board believed that the business combination with Prisa was preferable to any other transactions available to Liberty at the time that the original business combination agreement was entered into to enhance shareholder value (and that any such other potential transactions were at a very preliminary stage), and that no other transactions were available to Liberty at the time that the board approved the amended and restated business combination agreement with Prisa.

29.	We note your response to comment 35 from our letter dated June 4, 2010 and the revised disclosure on page 74. Please revise to disclose the basis for Liberty’s board’s belief that none of the apparent discrepancies between the proposed transaction and Liberty’s IPO prospectus and Articles, as noted throughout this comment letter, are actually inconsistent with such documents.

Response: Liberty has revised the disclosure on page 85 in response to the Staff’s comment.

30.	We note your response to comment 36 from our letter dated June 4, 2010 and the revised disclosure on page 72. Please revise to detail the options and limitations of Liberty stockholders in affecting the tests you discuss.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 83 to detail the options and limitations of Liberty stockholders in affecting the tests it discusses.

31.	Please revise the statement in (iii) to clarify how Liberty’s board’s reliance upon shareholders “testing the market” and ability to vote down the proposed transaction is consistent with its obligation to determine fairness as outlined in its IPO prospectus.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 83 to clarify the statement regarding how Liberty’s board’s reliance upon shareholders “testing the market” and ability to vote down the proposed transaction is consistent with its obligation to determine fairness as outlined in its IPO prospectus.

32.	Expand your disclosure regarding Liberty’s board of directors’ consideration of the recent trading price of Prisa’s ordinary shares, including the actual prices considered, including, but not necessarily limited to those cited on page 25, and why the board did not believe that the prices fully reflect the value of Prisa. We note, for example, your reference to a “limited number of publicly-held shares as a result of the large percentage of outstanding shares held by Prisa’s current controlling shareholder group,” and it appears that such a control group may be a factor in valuation and lower valuation in particular. You should address the board’s consideration of these factors, taking into account the fact that this control group will continue a control function, with the mechanism to maintain a 30% threshold.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 84 to expand its disclosure regarding its board of directors’ consideration of the recent trading price of Prisa’s ordinary shares and why the board did not believe that the prices fully reflect the value of Prisa.

Liberty supplementally advises the Staff that, while the amended and restated business combination agreement contains a closing condition for Prisa’s benefit regarding Prisa’s existing controlling shareholder group continuing to control not less than 30% of Prisa’s outstanding shares (on a pro forma basis), it does not include a mechanism for the shareholder group to maintain that threshold. While such a mechanism had been provided for in amendment No. 2 to the original business combination agreement, such provision was not included in the amended and restated business combination agreement. In fact, under the current transaction structure, Prisa’s existing controlling shareholder group may own less than 30% of Prisa’s outstanding shares (on a fully-diluted basis, assuming the conversion of all Prisa Class B convertible non-voting shares into Prisa Class A ordinary shares) following the consummation of the business combination if the group does not exercise the Prisa warrants expected to be issued to Prisa’s existing shareholders in connection with the business combination.

33.	We note your response to comment 39 from our letter dated June 4, 2010 and the revised disclosure on page 71 indicating that, despite Liberty’s board noting the transaction’s fixed exchange ratios and asserting them to be an attractive valuation for Liberty shareholders at the time of the initial filing on May 7, 2010, such exchange ratios have been renegotiated twice. Please revise to disclose the basis upon which Liberty’s board feels that the current ratios are attractive in light of the two renegotiations and the time remaining before the transaction may be consummated.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 81 to disclose the basis upon which its board believes that the current ratios are attractive in light of the two renegotiations and the time remaining before the transaction may be consummated.

34.	We reissue comment 40 from our letter dated June 4, 2010. We note your response but are unable to locate revised disclosure page 74 providing the board’s considerations in making its fairness determination, based in part on Prisa’s growth potential when its principal lines of business are typified by moderate growth rates or declining demand.

Response: Liberty directs the Staff’s attention to the first full paragraph on page 85 of Amendment No. 2 which, as further amended, now provides, as follows: “Liberty’s board of directors noted that Prisa’s principal lines of business are typified by moderate growth rates or declining demand, but further noted Prisa’s consistent cash flows in its established media businesses in Spain and Portugal and Prisa’s belief that it has significant growth potential in Latin America, the United States and in digital media, as well as other developing markets. Therefore, Liberty’s board of directors believed that, following the business combination, Prisa’s current established businesses would continue to provide such consistent cash flows and Prisa would be able to take advantage of its growth prospects in such other new markets.”

The Business Combination Agreement, page 81
35.	We reissue comment 42 from our letter dated June 4, 2010. We note your response that you have modified the language on page 81 and deleted the prior disclaimer from page 89. However, you now state on page 81 that “Factual disclosures about Prisa or Liberty contained in this proxy statement/prospectus or in public filings with the SEC may supplement, update or modify the factual disclosures about Prisa or Liberty contained in the business combination agreement” and you have included the language we commented upon in our prior comment in such other public filings with the SEC (e.g., Prisa’s Form 425 filed on August 9, 2010). General disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate. Please amend every filing in which such disclaimer appears in order to remove any implication that investors should not rely on disclosures in agreements in exhibits or annexes.

Response: In response to the Staff’s comment, Liberty has filed via EDGAR a Current Report on Form 8-K/A amending its Current Report on Form 8-K filed on March 10, 2010 and a Current Report on Form 8-K/A amending its Current Report on Form 8-K filed on August 9, 2010, in each case to remove the referenced disclaimer, and these amended materials have been filed by Prisa pursuant to Rule 425 under the Securities Act.
The Reincorporation Merger of Liberty into Liberty Virginia, page 81
36.	Please revise your disclosure to discuss the “economic consequences unacceptable to the parties” which you note in this section and under “Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors.”

Response: In response to the Staff’s comment, the disclosure located on page 64 has been revised to reflect that the parties did not view a direct merger between Prisa and Liberty as efficient from a tax perspective.
Consideration to Holders of Liberty Preferred Stock, page 83
37.	Please disclose the extent to which each of the purchasers of Liberty’s preferred stock and their affiliates are creditors of Prisa, including individual and aggregate amounts owed. Disclose both in this section and under “Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors” whether the placement of such securities created any conflicts of interest with such Prisa creditors and, if so, how the board considered such when determining to recommend the transaction to Liberty common shareholders.

Response: The disclosure at page 95 has been revised in response to the Staff’s comment to disclose that HSBC and Santander are creditors of Prisa, including individual and aggregate amounts owed to such persons and their affiliates. Liberty supplementally advises the Staff that it does not believe that the sale of shares of preferred stock by Liberty to creditors of Prisa created any conflict of Liberty applicable to Liberty, and

Liberty’s board of directors therefore did not consider such when determining to recommend the transaction to Liberty’s common stockholders.
Sensitivity Analysis, page 122
38.	We note your response to prior comment 59. In the discussion of Use of Proceeds of restructuring on page 102 you detail the use of up to €230 million. On page 122 you disclose that you expect to use €464M million under the base case to repay debt and €244 million under the sensitivity analysis to repay debt. Please revise your document to ensure that the Use of Proceeds and the details in your sensitivity analysis are consistent.

Response: In response to the Staff’s comment, Prisa respectfully advises the staff that as detailed under the heading “Use of Proceeds of Restructuring” Prisa expects to use up to €230 million of the proceeds of the business combination for working capital purposes, operational restructuring and to cover transaction costs. Remaining proceeds of the business combination in excess of €230 million will be used to repay debt. The sensitivity analysis scenario assumes the net cash expected to be received by Prisa amounts to approximately €474 million, so after the use of €230 million for the aforementioned purposes, the cash available to repay debt in this scenario would amount to €244 million.

In addition, Prisa notes that it has modified the amount expected to use to repay debt in the pro forma base case from €464 to €483 million to correct a mathematical error. The cash expected to be received by Prisa in the base case amounts to €713 million so, after the use of the €230 million mentioned above, the cash available to repay debt in this scenario amounts to €483 million.
Legal Proceedings, page 245
Proceedings Between AVS and Mediapro.... page 247
39.	Please revise this section to disclose whether the National Competition Commission declared relevant provisions of the agreement between the parties unenforceable on April 14, 2010 on the ground that it violated Spain’s competition laws and update this section as necessary to reflect the current status of all materially relevant litigation.

Response: The disclosure at page 259 has been revised in response to the Staff’s comment.
Information About Liberty and Liberty Virginia, page 266
General, page 266
40.	We note your response to comment 61 from our letter dated June 4, 2010 and the revised disclosure on page 266. Please revise to state co-investment obligation and transfer restrictions were disclosed in Liberty’s IPO prospectus and, despite the actions taken by Liberty and Citigroup with respect to such obligations, the consequences to Liberty and its shareholders if such obligations as disclosed in your IPO prospectus are not followed.

Response: In response to the Staff’s comment, Liberty has revised the disclosure on page 267 to (i) state that the co-investment obligation and transfer restrictions were disclosed in Liberty’s IPO prospectus and (ii) describe the consequences to Liberty and its shareholders of the actions taken by Liberty and Citigroup with respect to the waiver/modification of such obligations.
Exhibits
41.	Please include copies of the Preferred Stock Purchase Agreements as Exhibits.

Response: Copies of the preferred stock purchase agreements have been included as Exhibits 99.11 through 99.18 to Amendment No. 2.
*     *     *     *     *     *
          If you have any questions, please do not hesitate to contact Adam O. Emmerich, at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or his colleague, Nancy B. Greenbaum, at (212) 403-1339 (telephone) or (212) 403-2339 (fax), of Wachtell, Lipton Rosen & Katz, counsel to Prisa, or Alan I. Annex, at (212) 801-9323 (telephone) or (212) 801-6400 (fax), or his colleague, Jason T. Simon, at (703) 749-1386 (telephone) or (703) 749-1301 (fax), of Greenberg Traurig, LLP, counsel to Liberty.
Sincerely,

	/s/ Alan I. Annex	/s/ Adam O. Emmerich
	Alan I. Annex	Adam O. Emmerich
	Greenberg Traurig, LLP	Wachtell, Lipton, Rosen & Katz

cc:	Juan Luis Cebrián, Promotora de Informaciones, S.A.
Iñigo Dago Elorza, Promotora de Informaciones, S.A.
Jared Bluestein, Liberty Acquisition Holdings Corp.
Matias Cortés Domínguez, Cortés Abogados
Javier Ybáñez Rubio, Garrigues